

November 4, 2011

<u>Via E-mail</u>
Ronald Davis
President
OICco Acquisition IV, Inc.
4412 8th St. SW
Vero Beach, FL 32968

      Re: OICco Acquisition IV, Inc.
               Amendment No. 5 to Registration Statement on Form S-1
               Filed October 12, 2011
               File No. 333-165760

Dear Mr. Davis:

We have reviewed your amended filing and response letter and have the following comments. Please note that references to prior comments refer to our comment letter dated February 2, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 2

1.   In the second paragraph of this section, you refer to Underhill Securities as an "Insured Depository Institution." Please revise or explain this reference, as Underhill does not appear to be FDIC-insured. We note also the reference to an insured depository institution in the last paragraph on page 14, which appears from context to refer to Underhill; please revise or advise as appropriate.

2.   Please also revise your disclosure to name the bank where the escrow account will be held.

Risk Factors

"Rule 419 limitations…," page 5

3.   We note the final sentence of this risk factor: "Up to 10% of the proceeds from the offering may be released to the Company upon completion of the offering and therefore may not be returned to investors." Please revise to clarify, as you indicate in response to prior comment 13, that 10% of the proceeds may be released to the company upon subscription of the <u>minimum</u> offering amount.

Use of Proceeds, page 12

4.   In response to prior comment 12, you advise that all net proceeds will be used for an acquisition and that none will be used for working capital. We note the related revisions to your use of proceeds disclosure. Please further revise this disclosure, however, to remove the discussion of types of working capital expenditures, as it could be read to suggest that proceeds will in fact be applied to working capital.

Plan of Distribution, page 13

5.   Further to prior comment 13, please revise the following sentence for clarity: "All net subscription funds will be held in the Escrow Account until the earlier of: (i) consummation of an acquisition meeting the requirements of Rule 419 or (ii) 18 months have passed from the date of the prospectus and no such acquisition has been consummated and no funds shall be released to OICco Acquisition IV, Inc. until such a time as the escrow conditions are met other than up to 10% as disclosed herein."   In this regard, it is unclear whether the reference to "all net" proceeds is inclusive or exclusive of the 10% that may be released to the company pursuant to Rule 419. In addition, please revise your plan of distribution section to state clearly under what conditions this 10% may be released, as opposed to stating "as discussed herein."

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

6.   We note the revisions made to Mr. Davis's business experience description. Please ensure that this disclosure briefly discusses his principal occupations and employment for each of the past five years, as there appear to be missing periods in the disclosure presented. In this regard, clarify when his employment or involvement with each company began and ended, and consider presenting this information in chronological order. In addition, consider clarifying the significance of Mr. Davis's business experiences from more than five years ago to investors in the offering. Refer to Item 401(e)(1) of Regulation S-K.

7.   We note your response to prior comment 23. Please provide supplemental support for the claim that Mr. Davis has been involved in the "merger of seven companies and many reverse mergers." Revise to indicate in what way he was "involved."

8.   You state that Mr. Davis is "connected to the Chinese Market and investment bankers and attorneys located in Viet Nam, Brazil and Malaysia." Please clarify the term "connected to," and provide support for this claim.

9.   In response to prior comment 25, you have revised your disclosure to state that Mr. Davis has never had an interest in Shearson, a successor to BlueStar Coffee, a company he formed in 2001. Please tell us when Mr. Davis's relationship with BlueStar terminated, and how you determined it is appropriate to include disclosure regarding BlueStar subsequent to his involvement with the company as part of Mr. Davis's business experience.

Involvement with Reporting and Public Companies, page 23

10.   We note the revisions made to the disclosure relating to the Oregon administrative order against Mr. Davis and others, in response to prior comments 17 through 19. Please present this discussion under a separate heading.

Conflicts of Interest, page 24

11.   We refer to the first sentence in the second paragraph of this section. It appears the reference here should be to OICco Acquisition II, instead of OICco Acquisition IV. Please revise accordingly, or advise.

Financial Statements

12.   As you prepare your amended filing, consider Rule 8-08 of Regulation S-X as it pertains to the age of financial statements. Note that financial statements may not be as of date 135 days or more before your registration is declared effective.

Exhibit 99a. Escrow Agreement

13.   We re-issue prior comment 31. Paragraph i. under "Deposit of Securities" continues to provide that all securities issued in connection with the offering, including the shares owned by Mr. Davis, will be deposited directly into the escrow or trust account "promptly upon issuance." We are unable to locate where the agreement provides that the shares held by Mr. Davis will be deposited into the escrow account prior to commencement of the offering, as your response indicates. Please advise or revise.

14.   We refer to prior comment 33, and note the revisions made to the section entitled "Release of Deposited Securities and Deposited Funds." Paragraph 3 of this section provides that if the offering fails, the "Deposited Funds and Deposited Securities may be released to the Company and the investors, respectively." Please revise to clarify that if the offering fails, the deposited funds will be returned to investors; the current disclosure indicates that the securities (instead of the funds) will be released to investors under such circumstances.

15.   In response to prior comment 35, you advise that the escrow agreement has been modified to clarify that Mr. Davis will pay the first $750 of the escrow agent fee, yet the agreement states that the registrant will pay this amount when the escrow account is opened. Please revise as appropriate.

16.   In addition, we note that the agreement further provides that the remainder of the fee will be paid after the close of the offering. Please indicate who will pay the fees in the event that the offering fails. If the registrant will pay these fees, tell us supplementally how the company intends to meet this obligation, given that it does not appear to have any assets as of June 30, 2011.

        You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        William B. Haseltine, Haseltine Law Office